

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

William M. Kahane
Chief Executive Officer and President
American Energy Capital Partners – Energy Recovery Program, LP
405 Park Avenue
New York, NY 10022

> **Re: American Energy Capital Partners – Energy Recovery Program, LP**
> **Amendment No. 1 to Post-Effective Amendment No. 4 to Form S-1**
> **Filed April 29, 2015**
> **File No. 333-192852**

Dear Mr. Kahane:

We have limited our review of your amended post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the disclosure in your sales literature to the effect that:
   - you are "a collaboration between two experienced organizations: AR Capital, LLC ("AR Capital") and American Energy Partners, LP ("AELP");" and
   - as a participant in the AELP deal flow and deal review, you expect to benefit from AELP's broad business and management of institutional capital.

   However, such information is not included in your registration statement. We also note your inclusion in the sales literature of biographical information of certain executive officers of AELP, one of whom is not identified in your registration statement.

   Please revise your disclosure in your registration statement to clarify the relationship between you, your Manager and AELP or tell us why you do not believe you are required to do so.

<u>Risk Factors, page 24</u>

<u>Risks Related to Conflicts of Interest, page 37</u>

<u>Activities conducted by affiliates of Manager could conflict with our planned activities, page 38</u>

2.   We note that in response to comment 1 to our letter dated April 28, 2015 you have disclosed that the "Manager has agreed that opportunities for property acquisitions by the Partnership, Energy 11 and similar direct investment vehicles identified by the Manager and its affiliates will be allocated in chronological order to the direct investment vehicle that has not been presented an opportunity to acquire a property for the longest period of time." Please revise to clarify by whom the allocation will be determined. Explain how the Partnership, Energy 11 and similar direct investment vehicles will be ranked with respect to the first of such acquisition opportunities if no opportunities have been presented to date. In addition, disclose whether this agreement is evidenced in writing and what consideration you have given to any potential conflict with Article IX and Item 14 of Exhibit A to your Management Services Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gerald A. Bollinger